Filed by Capitol Bancorp Ltd.
Commission File No.: 001-31708
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First Carolina State Bank
Commission File No.: 001-31708

        On December 1, 2003, Capitol Bancorp Ltd., a Michigan corporation, issued the following press release:

NEWS RELEASE

For Immediate Distribution:

CAPITOL BANCORP LIMITED ANNOUNCES PLANS TO ACQUIRE
FIRST CAROLINA STATE BANK IN ROCKY MOUNT, NORTH CAROLINA

LANSING, Mich., and PHOENIX, Ariz.: December 1, 2003: Capitol Bancorp Limited (NYSE:CBC), a $2.7 billion bank development company, today announced the signing of a definitive agreement to acquire First Carolina State Bank in a stock and cash transaction worth an estimated $10.7 million.

First Carolina, with $60 million in assets, has offices in Rocky Mount and Tarboro, North Carolina and began operations in November 2000. Capitol Bancorp operates 30 separately chartered affiliate community banks in eight states.

“We believe this transaction to be an excellent strategic growth opportunity for both companies,” stated Joseph D. Reid, Chairman and CEO of Capitol Bancorp. “The addition of First Carolina enables us to enter the North Carolina market with a sound community banking operation and provides the platform to further develop our presence in the state via our de novo banking model. We will be partnering with an organization that shares our commitment to community banking. ”

Subsequent to the merger, First Carolina will continue to operate as a separately chartered bank affiliate within the Capitol family. This will be Capitol’s first bank in North Carolina, and its second operation in the attractive Southeast region.

“We have achieved our success through a commitment to the de novo banking model and with First Carolina already operating as a successful enterprise, we believe this transaction to be consistent with that philosophy,” said Reid. “In effect, we gain a three-year head start in an attractive market by building on the strength of a successful de novo operation and aligning with a management team already dedicated to the local community.”

Commenting on the transaction, David A. Parker, president and CEO of First Carolina said, “We are excited that our success as a community-oriented, customer service-driven bank has given us this unique opportunity to partner with Capitol and its myriad of resources. Our customers and community have benefited from a very special relationship with our staff and board of directors and we do not see that changing. It will be business as usual but with a wider range of products and services through the strength and resources Capitol can offer.”

Added Reid, “We will continue to charter new de novo banks in the future and will also welcome other opportunities like this. We believe we can continue to serve Capitol’s shareholders best by maintaining our opportunistic, yet disciplined, approach to the successful development of our company.”

The transaction is subject to approval by regulators, First Carolina’s shareholders and certain closing conditions. Pending approvals, the transaction is expected to close late first quarter or early second quarter of 2004.

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Transaction Terms

In the merger, each share of First Carolina common stock outstanding will be valued at $14.00 and will be converted into the right to receive a combination of cash and stock of Capitol, with the stock component based on Capitol’s average trading price at closing determined in accordance with the merger agreement. It is anticipated that 50 percent of the transaction consideration will be in cash and 50 percent will be in Capitol common stock. At September 30, 2003, First Carolina had outstanding approximately 711,000 shares of common stock. In addition, First Carolina has outstanding approximately 261,000 options and warrants with an exercise price of $11.00 per share, which will be cashed-out based on the $14.00 per share merger value. Assuming all of these shares are outstanding on the closing date, and converted into the right to receive cash and/or Capitol common stock as per the terms of the merger agreement, the aggregate purchase price would be approximately $10.7 million. Consummation of the transaction is not expected to have a material impact on Capitol’s 2004 earnings per share. The merger is subject to certain conditions, including the approval of the shareholders of First Carolina and receipt of regulatory approval.

About Capitol Bancorp Limited

Capitol Bancorp Limited is a $2.7 billion community bank development company, with 30 individual bank charters operating in eight states. Capitol Bancorp Limited identifies opportunities for the development of new community banks, raises capital and mentors a community bank through its formative stages. Each community bank has full local decision-making authority and is managed by an on-site president under the direction of a local board of directors composed of business leaders from the bank’s community. Capitol Bancorp Limited was founded in 1988 and has headquarters in Lansing, Mich. and Phoenix, Ariz. The company was named to Fortune magazine’s 100 fastest-growing small public companies in the country in July 2003.

Capitol Bancorp’s operations include the following banks and loan production offices (LPO):

Great Lakes Region:

Indiana:
Elkhart Community Bank	Elkhart
Goshen Community Bank	Goshen

Michigan:
Ann Arbor Commerce Bank	Ann Arbor
Brighton Commerce Bank	Brighton
Capitol National Bank	Lansing
Detroit Commerce Bank	Detroit
Grand Haven Bank	Grand Haven
Kent Commerce Bank	Grand Rapids
Macomb Community Bank	Clinton Township
Muskegon Commerce Bank	Muskegon
Oakland Commerce Bank	Farmington Hills
Paragon Bank & Trust	Holland
Portage Commerce Bank	Portage

Southwest Region:

Arizona:
Arrowhead Community Bank	Glendale
Bank of Tucson	Tucson
Camelback Community Bank	Phoenix
East Valley Community Bank	Chandler
Mesa Bank	Mesa
Southern Arizona Community Bank	Tucson
Sunrise Bank of Arizona	Phoenix
Valley First Community Bank	Scottsdale
Yuma Community Bank	Yuma

Nevada:
Bank of Las Vegas	Las Vegas
Black Mountain Community Bank	Henderson
Desert Community Bank	Las Vegas
Red Rock Community Bank	Las Vegas

New Mexico:
Sunrise Bank of Albuquerque	Albuquerque

Texas:
Sunrise Bank - Dallas LPO	Dallas
Sunrise Bank - Houston LPO	Houston

California Region:

Bank of Escondido	Escondido
Napa Community Bank	Napa
Sunrise Bank of San Diego	San Diego
Sunrise Bank - Orange County LPO	Irvine

Southeast Region:

Georgia:
Sunrise Bank - Atlanta LPO	Atlanta

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements about the proposed merger of Capitol and First Carolina. These statements include statements regarding the anticipated closing date of the transaction, anticipated cost savings, and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Capitol and First Carolina, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Capitol and First Carolina are engaged, and changes in the securities markets.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer will only be made through a prospectus, which is part of a registration statement on Form S-4 to be filed with the SEC by Capitol. ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT SHAREHOLDERS OF FIRST CAROLINA AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 THAT CAPITOL WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITOL, FIRST CAROLINA, THE MERGER, THE PERSONS SOLICITING PROXIES IN THE MERGER AND THEIR INTERESTS IN THE MERGER AND RELATED MATTERS. Investors will be able to obtain all documents filed with the SEC by Capitol free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Capitol will be available free of charge from the Chief Administrative Officer of Capitol at 200 Washington Square North, Lansing, Michigan 48933, telephone (517) 487-6555. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

First Carolina and its directors and executive officers may be deemed to be participants in the solicitation of proxies from First Carolina’s shareholders to approve the merger. Information about the directors and executive officers of First Carolina and their ownership of First Carolina’s common stock is set forth in the proxy statement/prospectus to be filed by Capitol with the SEC.

For further information contact:

Cristin Reid English
Chief Administrative Officer
Capitol Bancorp Ltd.
(517) 487-6555

John A. Williams
Chairman of the Board
First Carolina State Bank
(252) 937-2152